NEWS RELEASE
July 16, 2008
Symbol: Canada TSX.V – TVC
Frankfurt – TGP

Tournigan Upgrades Portion of Kuriskova Resource to Indicated
Category at Higher Grade, Adds Additional Pounds of Uranium

Tournigan Energy Ltd. (TVC:TSX-V; TGP:Frankfurt) is pleased to announce that SRK Consulting (U.S.) Inc. has prepared a new resource estimate for the Kuriskova uranium deposit in Eastern Slovakia. The new NI 43-101 estimate has upgraded a significant portion of the deposit to the indicated category at higher grade than previously estimated. The deposit now has an indicated resource of 727,000 tonnes grading 0.413% U3O8 or 6.6 million pounds of U3O8 and an inferred resource of 5.8 million tonnes grading 0.247% U3O8, or 31.3 million pounds of U3O8. The base case of the estimate uses a cut-off of 0.03% U for comparison with prior estimates. SRK also provided a resource estimate at a cut-off of 0.05% U.

"Our infill drilling program between January 2007 and February 2008 has increased the pounds of uranium in the high-grade Main Zone. Overall, this drilling has upgraded close to 20 percent of the deposit to the indicated category with an average grade of over 0.4 percent U3O8," said Dorian L. (Dusty) Nicol, Tournigan’s president and CEO. "Our follow-up plan is to continue infill drilling and resume exploration drilling with the goal of adding pounds of uranium, increasing grade and bringing more of the deposit into the indicated classification."

Kuriskova Resource Estimate July 2008 (SRK)
Classification	Cut-off	U%	Tonnes	U3O8%	U3O8 lbs
Indicated	0.03%U	0.350	727,000	0.413	6,614,000
Inferred	0.03%U	0.209	5,765,000	0.247	31,337,000

Indicated	0.05%U	0.369	685,000	0.435	6,570,000
Inferred	0.05%U	0.254	4,568,000	0.299	30,131,000

Main Zone

Kuriskova has a high-grade main zone of stratabound uranium mineralization supplemented by a lower-grade stratabound zone of mineralization, both hosted in a sequence of andesitic volcanics. Within this main zone, SRK estimated the aforementioned indicated resource of 727,000 tonnes grading 0.413% U3O8 or 6.6 million pounds of U3O8 and an inferred resource of 3.5 million tonnes grading 0.348% U3O8 or 27.1 million pounds of U3O8 (see Main Zone Total Indicated and Main Zone Total Inferred in following table).

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

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The breakdown of the base case resource estimate by SRK is as follows:

Kuriskova Insitu Resources @ 0.03%U cut-off
Classification by Area	Sub- Zone	Model Zone	U%	Tonnes (000’s)	U3O8%	U3O8 lbs (000’s)
Indicated
Main	ZONE1N	1	0.366	633	0.432	6,033
	UP MAIN ZONE	1.2	0.161	40	0.190	165
	ZONE1S	1.1	0.293	55	0.346	416
Main Zone Total Indicated		1+1.1+1.2	0.350	727	0.413	6,614
H.W. Andesite Total Indicated			0.000	0	0.000	0
Total Indicated			0.350	727	0.413	6,614
Inferred
Main	ZONE1N	1	0.394	1918	0.464	19,620
	UP MAIN ZONE	1.2	0.106	12	0.125	33
	ZONE1S	1.1	0.179	1598	0.211	7,433
H.W. Andesite	ZONE2N	2	0.056	409	0.066	595
	ZONE3N	3	0.109	316	0.128	891
	ZONE4	4	0.104	265	0.123	719
	ZONE2S	2.1	0.052	629	0.061	846
	ZONE3S	3.1	0.075	619	0.088	1,200
Main Zone Total Inferred		1+1.1+1.2	0.295	3,528	0.348	27,087
H.W. Andesite Total Inferred			0.073	2,238	0.086	4,251
Total Inferred			0.209	5,765	0.247	31,337

The previous resource estimate at Kuriskova was as follows:

Kuriskova Uranium Deposit, Inferred Resource Estimate
December 2007 @ 0.03%U cut-off (A.C.A. Howe)

Domain	Tonnes (Mt)	U3O8%	U3O8 (lbs)
Main Zone	3,335,000	0.421	30,920,000
Hanging wall	1,765,000	0.138	5,370,000
All	5,100,000	0.323	36,290,000

A completed table of the new resource estimate by SRK can be found in Appendix A or by visiting Tournigan’s web site from this link:
 http://www.tournigan.com/i/pdf/KuriskovaResourceAppendixA.pdf

A longitudinal projection showing drill locations with results can be viewed from this link:
http://www.tournigan.com/i/pdf/20080716KuriskovaResourceLP.pdf

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

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SRK’s new resource estimate for the Kuriskova uranium deposit includes results from 24 of 30 diamond drill holes drilled by Tournigan at the Kuriskova deposit in 2007, 10 of 15 diamond drill holes drilled by Tournigan in 2006, 3 diamond drill holes drilled by Tournigan in late 2005, 7 of 8 diamond drill holes in January-February 2008 and 18 holes of the 27 historical diamond drill holes drilled by previous government operators. The hole spacing for this inferred resource ranged between 40 to 150 metres. Allan V. Moran, Principal Geologist and Frank Daviess, Principal Resource Geologist, both with SRK Consulting (U.S.) Inc. and independent Qualified Persons as defined by NI 43-101, prepared the current resource estimate.

Interpretation and outlining of mineralization was conducted section-by-section by incorporating geological, structural and assay information for each geological domain and by snapping points for hanging wall and footwall contact while performing section interpretation. Triangulations of outlines between sections were done to create 3D wireframe solids for each geological domain using Datamine Studio 3 software. Interpolation of grade to populate the block model within domain wireframes was carried out using an inverse distance to the power three method and a dynamic anisotropy search option. The 3D wireframe solids were constructed by Tournigan and reviewed by SRK. Interpolation and NI 43-101 compliant resource classification parameters were developed by SRK.

The Kuriskova uranium deposit is part of a belt of largely stratabound uranium-molybdenum deposits hosted in a sequence of Permian-age meta-volcanic/sedimentary rocks in eastern Slovakia. The Kuriskova deposit is blind and is covered by thick soils and extensive forest cover. The deposit has a northwest-southeast strike, and a variable steep-moderate southwest dip (60 degrees in the upper part, 47 degrees in the lower part). The overall dimensions of the main zone of the deposit established to date by drilling, start about 120 metres below the surface and extend to a depth of approximately 650 metres below surface. The Main Zone deposit has been defined approximately 650 metres along strike by 530 metres down-dip by 2.5 – 3.0 metres thick.

A NI 43-101 technical report supporting the new resource estimate will be completed by SRK and will be posted under Tournigan’s profile at www.sedar.com within 45 days.

Notes on Methodology

After preliminary geological logging at the drill site, Kuriskova drill core is transported to the Novoveska Huta logging and sample preparation shed where detailed geological logging, core photography, preliminary interpretation and sample interval selection takes place. Selected sample intervals are sawn in half and one-half of the split-core is transported to SGS Lakefield, Ontario. The core is crushed, pulverized and undergoes geochemical analysis under strict QA/QC protocol established by Tournigan between primary and secondary lab and monitored by a sample and batch tracking system designed by Tournigan.

QA/QC

Tournigan employs a rigorous QA/QC program for its uranium analytical program. Core is sampled and saw split in Slovakia, where field blanks are inserted. The entire half core sample is shipped to a primary lab, SGS Lakefield, Ontario, for crushing and pulverization. Duplicates and certified standards representing different grade ranges are inserted blindly and samples are renumbered by a third-party independent secondary lab (Act Lab) prior to analysis by SGS labs. SGS analyzes all samples for 52 elements using the ICM40B method (ICP). Samples between 0.1% U to 1.0% U are analyzed by Pressed Pellete XRF and samples having more than 1% U are analyzed by Borate Fusion XRF. Check assays are performed on ore grade samples by an independent lab at a minimum rate of 4%. Five percent of grind checks are performed on 150 and 106 micron screen and 2% on 6.35 mm and 2.00 mm screen. Quality assurance is carried out for each batch of results received and for each analytical method. Actions taken are documented and communicated back to SGS labs.

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

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Ravi Sharma, MAusIMM, Tournigan's consulting manager, resource and reserve, and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained herein.

About Tournigan Energy Ltd.

Tournigan is a uranium and gold exploration and development company that has built a portfolio of highly prospective assets in Europe and North America. The company has focused its development and obtained licences in Slovakia, a member of the European Union since 2004. Slovakia is economically and politically stable, has excellent infrastructure and an educated population. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia and its other operational jurisdictions.

On behalf of the Board of Directors of

TOURNIGAN ENERGY LTD.

             "Dusty Nicol"
Dorian L. (Dusty) Nicol, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as "measured", "indicated", and "inferred" "resources", which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:

Knox Henderson, Tournigan Investor Relations, at (604) 637-3563, or visit www.tournigan.com .

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com